Exhibit 99.1

DoubleDown Interactive Sets First Quarter 2022 Earnings Call for Tuesday, May 10 at 5:00 p.m. ET

SEATTLE, WASHINGTON – April 28, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, will hold a conference call on Tuesday, May 10 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results for the first quarter ended March 31, 2022. Financial results will be issued in a press release prior to the call.

DoubleDown Interactive management will host a presentation, followed by a question-and-answer period.

Date: Tuesday, May 10, 2022

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

U.S. dial-in number: 1-888-705-0418

International number: 1-929-517-9007

Conference ID: 6589864

The conference call will broadcast live and be available for replay here.

Please call the conference telephone number 10 minutes before the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact DoubleDown’s investor relations team at 1-949-574-3860.

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through May 24, 2022 at 8:00 p.m. Eastern time.

Toll-free replay number: 1-855-859-2056

International replay number: 1-404-537-3406

Conference ID: 6589864

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com